August 11, 2011

Stephanie L. Hunsaker

Senior Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

Via EDGAR Correspondence

RE:	BB&T Corporation (“the Company”)

Form 10-K for the Fiscal Year Ended December 31, 2010

Filed February 25, 2011

Form 10-Q for the Quarter Ended March 31, 2011

Filed May 6, 2011

File No. 001-10853

Dear Ms. Hunsaker:

This letter responds to comments of the Staff of the Securities and Exchange Commission in a letter dated July 28, 2011, concerning the Company’s Form 10-K for the Fiscal Year Ended December 31, 2010, filed February 25, 2011, and Form 10-Q for the Quarter ended March 31, 2011, filed May 6, 2011.

The Company’s responses to the comment letter are noted below. Each response is preceded by the Staff’s comments as numbered in the Staff’s letter.

In responding to the Staff’s comments, the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

To the extent determined to be appropriate, future filings will reflect disclosures that are consistent with these disclosures provided. Italicized text reflects new disclosures added to the filings. Text that has been deleted has been struck through. The revisions noted are to the disclosure in our March 31, 2011 Form 10-Q unless the disclosure only appears in the Form 10-K.

Stephanie L. Hunsaker

United States Securities and Exchange Commission

August 11, 2011

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Lending Activities

Table 4, Selected Loan Maturities and Interest Sensitivity, page 24

1.	Comment: We note your disclosure that variable rate loans that have reached their floor are reported as fixed rate loans consistent with regulatory reporting standards. Item III.B of Industry Guide 3 does not make this distinction and requires disclosure of all variable rate loans. Therefore, please revise your future filings to state the total variable rate loans irrespective of whether or they have reached their floor.

Response:

In future Form 10-K filings, we will disclose total variable rate loans as requested.

2.	Comment: We were unable to locate any disclosure relating to potential problem loans you hold at period end, including a description of the nature and extent of such loans that are not otherwise disclosed in your filing as nonaccrual loans, loans over 90-days and still accruing or troubled debt restructurings. Please revise future interim and annual filings to provide this information or, alternatively if you do not hold any potential problem loans other than those in the categories already disclosed, please clearly state that fact. If you do hold potential problem loans at any period end that are not otherwise disclosed, please ensure your revised disclosure also specifically addresses any known information about possible credit problems of the borrowers. Finally, please also disclose how what you refer to as “watch list” loans differ from potential problem loans. Refer to Item III.C.2 of Industry Guide 3 for guidance.

Response:

We advise the Staff that Table 4-1 and Table 12-1 in our Form 10-Q for the quarterly period ended March 31, 2011 and our Form 10-K for the fiscal year ended December 31, 2010, respectively, outlined those loans that would be considered potential problem loans from a delinquency perspective. Additionally, as discussed in more detail in the response to Comment #10 below, we intend to revise our credit quality indicator disclosure related to commercial loans to outline those credits that are classified as Special Mention and Substandard – Performing that would be considered potential problem loans. These potential problem loans, combined with Nonperforming loans, constitute the commercial loan watch list. The retail loan portfolio watch list includes nonperforming and delinquent loans, both of which are disclosed. Accordingly, we believe the changes made in response to Comment #10 below and the information previously provided in terms of delinquency information fulfill the requirements of Item III.C.2 of Industry Guide 3.

Stephanie L. Hunsaker

United States Securities and Exchange Commission

August 11, 2011

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Critical Accounting Policies, page 42

Intangible Assets, page 44

3.	Comment: We note your disclosure that as a result of the challenging economic environment, the excess of the fair value over the carrying value of several reporting units has narrowed, and that a continuing period of depressed market conditions could result in the impairment of goodwill. We also note your disclosure in your March 31, 2011 Form 10-Q, that you continue to monitor closely the excess of the fair value over the carrying value of several reporting units. Given the trend of the narrowing spread between the fair value and carrying value of the reporting units, and the significant amount of goodwill recorded on your balance sheet, please revise future filings to disclose the percentage by which the fair value of your reporting units exceeds the carrying value at the most recent impairment test date.

Response:

We will revise future filings to disclose certain additional information related to the fair value of reporting units to provide greater clarity regarding the risk of future impairment on goodwill. Please refer to the following additional disclosure that we included on page 62 in the Critical Accounting Policies section of Management’s Discussion and Analysis in our June 30, 2011 Form 10-Q and expect to include in future filings as determined appropriate in the circumstances:

While the excess of fair value over carrying value of some reporting units narrowed during the economic downturn, the results of BB&T’s most recent annual goodwill impairment analysis indicated that the fair value of each reporting unit exceeded its respective carrying value by at least 20%. ~~As a result of the challenging economic environment, management continues to monitor closely the excess of the fair value over the carrying value of several reporting units. A continuing period of depressed market conditions, or further market deterioration, may result in impairment of goodwill in the future.~~

Asset Quality and Credit Risk Management

Table 11 – Asset Quality, page 52

4.	Comment: We note your table showing various asset quality metrics and the related footnotes describing the calculations of the metrics. Please respond to the following:

•	We note that footnote four indicates that the amounts exclude mortgage loans guaranteed by GNMA that you do not have the obligation to

Stephanie L. Hunsaker

United States Securities and Exchange Commission

August 11, 2011

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repurchase. Please clarify whether these guaranteed GNMA loans are reflected in your balance sheet since you have regained effective control over the loans due to delinquency. As part of your response, please tell us whether you have any loans guaranteed by GNMA where you have the obligation to repurchase, and if so, under what circumstances.

•

Please revise future filings to expand footnote four to quantify the amount of GNMA loans that have been excluded from the metric and provide an explanation supporting why you believe it is appropriate to exclude the loans from this metric. To the extent that the information in footnote six represents the amount of GNMA loans that have been excluded from the metric, please make the disclosure more clear that the GNMA loans represent all of the government guaranteed loans that are excluded from the metrics.

•	Please revise footnote eight and other applicable subtotal footnotes in Table 12-1 in future filings to also clarify that they exclude loans past due that are government guaranteed.

Response:

We advise the Staff that:

•

The loans guaranteed by GNMA that we have regained effective control over due to delinquency are reflected in the consolidated balance sheet. In addition, there are no loans guaranteed by GNMA that we have the obligation to repurchase other than those that may be repurchased from time to time in connection with customary provisions related to representations and warranties made by us as originator of the loans.

•	On page 71 of our June 30, 2011 Form 10-Q, we have added/revised the disclosures within the Asset Quality section of Management’s Discussion and Analysis to state:

Given the significant amount of acquired loans that are past due but still accruing, BB&T believes the inclusion of these loans in certain asset quality ratios including “Loans 30-89 days past due and still accruing as a percentage of total loans and leases,” “Loans 90 days or more past due and still accruing as a percentage of total loans and leases,” “Nonperforming loans and leases as a percentage of total loans and leases” and certain other asset quality ratios that reflect nonperforming assets in the numerator or denominator (or both) results in significant distortion to these ratios. In addition, because charge-offs related to the acquired loans are recorded against the nonaccretable balance, the net charge-off ratio, including the acquired loans, is lower for portfolios that have significant amounts of acquired loans. The inclusion of these loans in the asset quality ratios described above could result in a lack of comparability across quarters or years, and could negatively impact comparability with other portfolios that

Stephanie L. Hunsaker

United States Securities and Exchange Commission

August 11, 2011

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were not impacted by acquisition accounting. BB&T believes that the presentation of asset quality measures excluding covered loans and related amounts from both the numerator and denominator provides better perspective into underlying trends related to the quality of its loan portfolio. Accordingly, the asset quality measures in Table 4-2 present asset quality information both on a consolidated basis as well as excluding the covered assets and related amounts. In addition, BB&T has excluded mortgage loans that are guaranteed by the government, primarily FHA/VA loans, from its asset quality metrics as these loans are recoverable through various government guarantees. Finally, BB&T has recorded on the balance sheet certain amounts related to delinquent GNMA loans serviced for others that BB&T has the option, but not the obligation, to repurchase and has effectively regained control. These amounts are also excluded from asset quality metrics as reimbursement of insured amounts is proceeding in accordance with investor guidelines. The amount of government guaranteed mortgage loans and GNMA loans serviced for others that have been excluded are noted in the footnotes to Table 4-1.

Beginning with the June 30, 2011 Form 10-Q, we have also expanded the footnotes to Table 4-1 on page 77 to reflect the specific amounts excluded from the metrics as follows:

(11)	Excludes mortgage loans guaranteed by GNMA that BB&T does not have the obligation to repurchase that are past due 90 days or more totaling $389 million, $406 million, $425 million, $403 million and $365 million at June 30, 2011, March 31, 2011, December 31, 2010, September 30, 2010 and June 30, 2010, respectively.

(12)	Excludes mortgage loans guaranteed by GNMA that BB&T does not have the obligation to repurchase that are past due 30-89 days totaling $7 million, $6 million, $7 million, $7 million and $9 million at June 30, 2011, March 31, 2011, December 31, 2010, September 30, 2010 and June 30, 2010, respectively.

•	We also added the footnotes to the applicable subtotals included in various tables in the June 30, 2011 Form 10-Q.

Table 12-1 Summary of Nonperforming Assets and Past Due Loans, page 55

5.	Comment: Please revise your future filings to provide a roll forward of non-accrual loans. This disclosure should include the balance at the beginning of the

Stephanie L. Hunsaker

United States Securities and Exchange Commission

August 11, 2011

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period, the amount of loans that became non-accrual during the period, loans that were transferred to performing status, loans that were paid off during the period, charge-offs and ending balance. A tabular disclosure may be helpful. Please also provide this roll forward for your troubled debt restructurings presented in Table 12-2.

Response:

We included the following nonperforming asset discussion on page 72 in the Asset Quality section of Management’s Discussion and Analysis in our June 30, 2011 Form 10-Q:

Nonperforming assets, excluding covered foreclosed real estate, declined $510 million, or 13.2%, compared to March 31, 2011. The improvement in nonperforming assets was driven by a decrease of 24.9% in inflows of new nonaccrual loans. Inflows of nonaccrual loans were $780 million for the second quarter of 2011 compared to $1.0 billion in the prior quarter. During the second quarter of 2011, BB&T sold $231 million of residential mortgage loans that were on nonaccrual status. In addition, BB&T disposed of $227 million of foreclosed property and $177 million of nonaccrual commercial loans through sales or short sales. This net increase was offset by a decrease of $655 million, primarily from charge-offs, write-downs and payments.

We included the following discussion in the Asset Quality section on page 80 of Management’s Discussion and Analysis in our June 30, 2011 Form 10-Q, after the Troubled Debt Restructurings table:

BB&T’s performing restructured loans, excluding government guaranteed mortgage loans, totaled $1.2 billion at June 30, 2011, a decrease of $298 million, or 20.2%, compared with December 31, 2010. ~~For commercial loans, performing restructured loans declined $179 million from December 31, 2010 to March 31, 2011.~~ For the six months ended June 30, 2011, commercial performing restructured loan inflows totaled $78 million. These inflows were offset by $377 million in outflows. The majority of BB&T’s commercial lending loan modifications that are considered restructurings involve an extension of the term of the loan without a corresponding adjustment to the risk premium reflected in the interest rate. BB&T does not typically lower the interest rate and rarely forgives principal or interest as part of a commercial loan modification. In addition, BB&T frequently obtains additional collateral or guarantor support when modifying such loans.

Stephanie L. Hunsaker

United States Securities and Exchange Commission

August 11, 2011

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The compilation of the reasons for troubled debt restructuring outflows is a manually intensive process. We intend to include this additional specificity in future filings, as determined appropriate in the circumstances.

Table 14-3 Real Estate Lending Portfolio Credit Quality and Geographic Distribution

Direct Retail 1-4 Family and Lot/Land Real Estate Portfolio, page 63

6.	Comment: We note that your non-accrual loans and leases as a percentage of the loan category is significantly higher for prime residential mortgages than it is for your home equity lines of credit. Please revise your disclosure in future filings to address the following:

•	Expand your disclosure to discuss the reasons why you believe this trend is occurring.

•

For the home equity lines that are secured by a second lien, disclose whether you have the ability to track whether the first lien is in default if you do not hold or service it. If not, disclose the steps you take to monitor the credit quality of the first lien and how you factor your ability, or lack thereof, to do this in your determination of the appropriate level of allowance for loan losses.

•

Revise to disclose the percentage of borrowers in the initial 10 year interest only period. Disclose the percentage of borrowers in the initial 10 year period that are only paying the minimum amounts due.

•

Disclose when these loans will begin amortizing. Please revise your disclosure to discuss the differences in the delinquency rates of each type of loan and the reasons for differences in these trends. Discuss whether you believe these trends will change when the home equity loans begin to amortize.

Response:

•

We believe the differences between the nonaccrual loans as a percentage of the prime residential loan and home equity line categories is due to differences in geographic concentrations, primarily the state of Florida, and the credit quality of underlying borrowers. The disclosures provided indicate that loans originated in Florida have the highest nonaccrual percentage. The existing disclosures also reveal that loans originated in Florida are approximately 5% and 13% of the total Direct Retail and Residential Mortgage portfolios, respectively. Finally, the tables also show the average refreshed credit scores for the home equity lines have a significantly higher average score than prime residential loans. Accordingly, we believe the existing disclosures appropriately address the trend noted.

Stephanie L. Hunsaker

United States Securities and Exchange Commission

August 11, 2011

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•

For home equity lines that are secured by a second lien, we intend to include the following disclosure in the Asset Quality section of Management’s Discussion and Analysis in future filings as deemed necessary, beginning with our September 30, 2011 Form 10-Q:

BB&T monitors the performance of its home equity loans and lines secured by second liens similar to other consumer loans and utilizes assumptions specific to these loans in determining the necessary allowance. BB&T also receives notification when the first lien holder, whether BB&T or another financial institution, has initiated foreclosure proceedings against the borrower. When notified that the first lien is in the process of foreclosure, BB&T obtains valuations to determine if any additional charge-offs or reserves are warranted. These valuations are updated at least annually thereafter. In addition, BB&T estimates the volume of second lien positions where the first lien is delinquent and appropriately adjusts the allowance to reflect the increased risk of loss on these credits. Finally, BB&T also allocates additional reserves to second lien positions when the estimated combined current loan to value ratio for the credit exceeds 100%.

•

For home equity lines that are interest only, we intend to include the following disclosure in the Asset Quality section of Management’s Discussion and Analysis in future filings as deemed necessary, beginning with our September 30, 2011 Form 10-Q:

Approximately XX% of the balance of home equity lines are currently required to only pay periodic interest and less than X% of these balances begin amortizing within the next 3 years. The delinquency rate of interest only lines is similar to amortizing lines.

•

For residential mortgage loans that are interest only, we intend to include the following disclosure in the Asset Quality section of Management’s Discussion and Analysis in future filings as deemed necessary, beginning with our September 30, 2011 Form 10-Q:

Approximately XX% of residential mortgage loans are currently required to only pay periodic interest and less than X% of these balances begin amortizing within the next 3 years. Approximately X.X% and X.X% of these loans are 30 days past due and still accruing interest and nonaccrual, respectively.

Stephanie L. Hunsaker

United States Securities and Exchange Commission

August 11, 2011

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Table 24. Interest Rate Sensitivity Gap Analysis, page 78

7.	Comment: We note your disclosure that your model incorporates prepayment assumptions. Please revise future filings to disclose the following:

•

Disclose whether you perform an analysis to validate your prepayment assumptions. If so, disclose what you do to validate these assumptions, how often you do this and how successful you are at estimating prepayments as compared to the actual prepayments for the period.

•

Disclose more clearly how the repricing of loans to market rates affects your prepayment assumptions. For example, if loans were to reprice by 100 basis points, disclose the impact this may have on the assumed prepayment rate of your loans.

•	Clarify which of the asset and liability categories have been adjusted to reflect anticipated prepayments.

Response:

In connection with the requirement to disclose quantitative and qualitative information related to market risk, BB&T has provided quantitative information in the form of an Interest Rate Sensitivity Gap Analysis, an Interest Sensitivity Simulation Analysis and an Economic Value of Equity (“EVE”) Simulation Analysis. After evaluating the extent of such disclosure in comparison to the requirements reflected in Item 305 of Regulation S-K, we believe that it would be appropriate to discontinue providing the quantitative information reflected in the Interest Rate Sensitivity Gap Analysis. We intend to omit Table 22, Interest Rate Sensitivity Gap Analysis, and revise future filings to reflect the following changes:

~~BB&T’s interest rate sensitivity is illustrated in the following table. The table reflects rate-sensitive positions at December 31, 201x, and is not necessarily indicative of positions on other dates. The carrying amounts of interest rate sensitive assets and liabilities are presented in the periods in which they next reprice to market rates or mature and are aggregated to show the interest rate sensitivity gap. To reflect anticipated prepayments, certain asset and liabilities are shown in the table using estimated cash flows rather than contractual cash flows.~~

The asset/liability management process is designed to achieve relatively stable net interest margins and assure liquidity by coordinating the volumes, maturities or repricing opportunities of earning assets, deposits and borrowed funds. Among other things, this process gives consideration to prepayment trends related to securities, loans and leases and certain deposits that have no stated maturity. Prepayment assumptions are developed using market data for residential mortgage-related loans and securities, and internal historical prepayment experience for client

Stephanie L. Hunsaker

United States Securities and Exchange Commission

August 11, 2011

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deposits with no stated maturity and loans that are not residential mortgage related. These assumptions are subject to monthly back-testing, and are adjusted as deemed necessary to reflect changes in interest rates relative to the reference rate of the underlying assets or liabilities. On a monthly basis, BB&T evaluates the accuracy of its interest rate forecast simulation model, which includes an evaluation of its prepayment assumptions, to ensure that all significant assumptions inherent in the model appropriately reflect changes in the interest rate environment and related trends in prepayment activity.

We believe that this modified disclosure, in conjunction with the quantitative information reflected in the Interest Sensitivity Simulation Analysis and the Economic Value of Equity Simulation Analysis, provides the financial statement user with appropriate insight into the significant market risks that we face and is consistent with the approach taken by a number of our peers within the financial services industry.

Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies, page 103

Originated Loans and Leases, page 106

8.	Comment: We note your disclosure that charge-offs are recorded when available information confirms the loan is not fully collectible and the loss is reasonably quantifiable and that consumer loans are subject to mandatory charge-off at a specified delinquency date consistent with regulatory guidelines. Please expand this disclosure in future filings to specifically discuss the triggering events or other facts and circumstances that cause you to charge-off a loan. For example, clarify the factors and information you consider in determining that a loan is deemed uncollectible. As part of your revised disclosure, please disclose whether there is a maximum past due time period that you would charge-off a non-consumer loan. Additionally, please discuss the specific delinquency dates that consumer loans are charged-off instead of just referring to the regulatory guidelines. Refer to ASC 310-10-50-11B(b) for guidance.

Response:

We will revise future filings to disclose certain additional information related to the timing of charge-off recognition. Please refer to the following additional disclosure that we expect to include in the Summary of Significant Accounting Policies in our December 31, 2011 Form 10-K and in future filings as determined appropriate in the circumstances:

BB&T classifies all loans and leases past due when the payment of principal and interest based upon contractual terms is greater than 30 days

Stephanie L. Hunsaker

United States Securities and Exchange Commission

August 11, 2011

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delinquent. ~~Charge-offs on~~ When commercial loans are ~~recorded~~ placed on nonaccrual status, as described below, ~~when available information confirms the loan is not fully collectible and the loss is reasonably quantifiable.~~a charge-off is recorded, as applicable, to decrease the carrying value of such loans to an amount that approximates the fair value of collateral securing the loan.

Consumer loans are subject to mandatory charge-off at a specified delinquency date consistent with regulatory guidelines. As such, consumer loans are subject to collateral valuation and charge-off, as applicable, when they are moved to nonaccrual status as described below.

Nonperforming Assets

Nonperforming assets include nonaccrual loans and leases and foreclosed property. Foreclosed property consists of real estate and other assets acquired as a result of customers’ loan defaults. BB&T’s policies related to when loans are placed on nonaccrual status conform to guidelines prescribed by bank regulatory authorities. The majority of commercial loans and leases are placed on nonaccrual status when it is probable that principal or interest is not fully collectible, or generally when principal or interest becomes 90 days past due, whichever occurs first. Specialized lending loans, which includes both consumer and commercial specialized lending loans, are placed on nonaccrual status generally when principal and interest becomes 90 days past due. Direct retail loans, mortgage and sales finance loans are placed on nonaccrual status at varying intervals, based on the type of product, generally when principal and interest becomes between 90 days and 180 days past due. Revolving credit loans are not placed on nonaccrual but are charged-off after they become 150 days past due, with unpaid fees and finance charges reversed against interest income.

We advise the Staff that while we do not have a maximum past due time period upon which we would charge-off a nonconsumer loan, such loans are evaluated for potential charge-off once they become 90 days past due. However, as indicated in Table 4-1 of our Form 10-Q for the quarterly period ended June 30, 2011, commercial loan balances 90 days past due and still accruing (i.e. those balances not subject to charge-off evaluation) for the last five quarters have ranged from $8 million to $31 million. Based on the relative immateriality of these amounts, we have concluded that additional disclosure related to the time frame of commercial loan charge-off practices is not warranted.

Stephanie L. Hunsaker

United States Securities and Exchange Commission

August 11, 2011

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Note 4. Loans and Leases, page 119

9.	Comment: We note that you originally determined the accretable yield for the purchased nonimpaired loans was $1.4 billion and that $2.8 billion of the contractual cash flows on the $9.1 billion contractual loan balance would not be collected. Please respond to the following:

•

Discuss the factors driving your original assumption that approximately 31% of the contractual cash flows on the non-impaired loans would not be collected. Given that such a large amount of contractual cash flows were not expected to be collected, please tell us in more detail how you determined that that none of these loans had evidence of credit deterioration to be classified as purchased impaired.

•

Please tell us and provide disclosure in future filings discussing the factors driving the $793 million reclass from nonaccretable yield to accretable yield for your purchase non-impaired loans. As part of your response, please discuss whether the increase in accretable yield was concentrated within certain loan categories.

•

We note that you recorded a $54 million allowance related to your purchased nonimpaired loans. Please discuss the factors driving the allowance balance, particularly in light of the $793 million reclass from nonaccretable yield to accretable yield during the year.

Response:

In determining the acquisition date valuation of loans acquired from the FDIC in the Colonial acquisition, we utilized a market approach in developing expected cash flows and the resulting fair values. To ensure that we had incorporated a market view on the fair value and underlying cash flows of the acquired loans, we engaged third party valuation specialists to assist in the preparation of a market value assessment of the acquired loans and certain other acquired assets and liabilities in accordance with acquisition accounting under ASC 805.

Acquired loans were individually assessed for credit deterioration. Such loans were segregated between those that were deemed individually impaired and those deemed individually nonimpaired. The loans were then pooled based upon similar risk characteristics, including the assessment related to whether such loans were impaired or nonimpaired on an individual basis, and the fair value of each pool was determined. A market view of the expected performance of each of the loan pools resulted in an estimate of expected credit losses for each pool of loans, including those that had been assessed as nonimpaired on an individual basis under ASC 310-30 (i.e. we identified expected credit losses on pools of loans that had been assessed as nonimpaired on an individual basis).

Our initial assessment of an individual loan’s classification at the acquisition date (i.e. as impaired or nonimpaired) was largely based on an evaluation of certain acquisition-date

Stephanie L. Hunsaker

United States Securities and Exchange Commission

August 11, 2011

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metrics including past due status, risk grade, and accrual status. We concluded that such factors were the best indicators to use in determining whether the acquired loans had experienced credit deterioration since origination, and thus would be considered impaired in accordance with the guidance reflected in ASC 310-30. While expected credit losses were utilized in determining the acquisition date fair value of loans, we used all available evidence of credit deterioration to classify each loan as either impaired or nonimpaired at the time.

We believe that it is important to highlight that at the date of the transaction, there was an especially high level of uncertainty in the economy, particularly as it related to valuation and expected performance of loans secured by real estate. The loans acquired in the Colonial transaction reflected a significant concentration of loans secured by real estate (mainly commercial, but also residential), and a large portion of such loans were secured by properties in the state of Florida. As of August 14, 2009, the acquisition date, loans secured by real estate in Florida were expected to continue on a downward spiral with substantial future losses.

In recognition of the uncertainty inherent in the Colonial transaction, we determined that it would be prudent to apply the expected cash flow approach outlined in ASC 310-30 to all loans acquired in FDIC assisted transactions. Since we elected such an approach, the initial and ongoing accounting for these acquired loans does not differ based upon their classification as either impaired or nonimpaired and would not impact the amounts reported on consolidated balance sheets or consolidated statements of income.

Subsequent to the finalization of the acquisition accounting related to the Colonial transaction, we have performed quarterly reassessments of the expected cash flows related to the acquired loans. As described above, each acquired loan was assigned to a pool based on common risk characteristics, and each pool is considered a unit of account for accounting purposes. During a given quarter, the expected cash flows associated with certain pools may move in one direction while the cash flows for other pools may move in the opposite direction. For most loan pools, the actual loss experience during 2010 was significantly better than initially expected. Additionally, the economic outlook for loans secured by real estate improved as did the outlook for other categories of loans. Generally, these factors resulted in an increase to the expected cash flows related to these loan pools, which generated a corresponding increase to the accretable yield. The $793 million reclassification to accretable yield for nonimpaired loans in 2010 primarily arose from a $730 million reclassification attributable to commercial real estate loans which comprised approximately 60% of the portfolio.

While most of the nonimpaired loan pools showed cash flow improvement resulting in a corresponding increase to accretable yield, the expected cash flows related to certain pools of nonimpaired loans decreased during 2010, resulting in a $54 million allowance for loan and lease losses as of December 31, 2010 related to these loans. ASC 310-30 requires that each loan pool be evaluated independently for impairment, irrespective of the performance of other loan pools. The following represents the components of the allowance for loan and lease losses for nonimpaired acquired loans by asset category (in millions):

Commercial loans	$30
Commercial real estate loans	24

Total allowance for loan and lease losses related to acquired nonimpaired loans	$54

Stephanie L. Hunsaker

United States Securities and Exchange Commission

August 11, 2011

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In order to provide the financial statement user with a more complete understanding of the reclassifications between accretable yield and nonaccretable balance, we included the following disclosure on page 86 in our Form 10-Q for the quarterly period ended June 30, 2011 in the Net Interest Income and Net Interest Margin section of Management’s Discussion and Analysis. We will continue to provide comparable disclosures in future filings as determined appropriate in the circumstances:

During the six months ended June 30, 2011 and the year ended December 31, 2010, BB&T reclassified $475 million and $793 million, respectively, from the nonaccretable balance to accretable yield for purchased nonimpaired loans. During the six months ended June 30, 2011 and the year ended December 31, 2010, BB&T reclassified $135 million and $405 million, respectively, from the nonaccretable balance to accretable yield for purchased impaired loans. These reclassifications were the result of increased cash flow estimates primarily resulting from improved loss expectations. These amounts are recognized as prospective yield adjustments and result in increased interest income over the remaining lives of the loan pools.

Note 5. Allowance for Loan and Lease Losses and Reserve for Unfunded Lending

Commitments, page 122

10.	Comment: You disclose on page 108 that you review all loans with a balance of $2 million or greater and rated substandard or doubtful for impairment. Therefore, it appears that you utilize a more detailed credit quality indicator than near investment grade, noninvestment grade performing and noninvestment grade nonperforming to identify loans to be individually evaluated for impairment. Please revise future filings to also disclose the balance of commercial loans by this more detailed credit quality indicator and clarify how these more detailed credit categories correspond to your near investment grade and noninvestment grade performing and nonperforming categories. Finally, please clarify whether you obtain and monitor updated loan-to-value metrics for these loans, or categories of them (such as noninvestment grade nonperforming) and if so, please also disclose this relevant credit quality indicator.

Stephanie L. Hunsaker

United States Securities and Exchange Commission

August 11, 2011

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Response:

In connection with the adoption of the Accounting Standards Update (“ASU”) related to credit quality, we determined that it would be appropriate to map our internal risk ratings into the categories reflected in our filings (i.e. investment grade, near investment grade, etc.) as a means of providing the financial statement user with information that could be correlated with widely understood measures of relative risk.

We will revise future filings, including historical comparative information, to replace the credit quality indicators to be more in line with regulatory classifications as we believe this will provide financial statement users with enhanced transparency relative to our credit quality. Please refer to the following example table that we will include in our September 30, 2011 Form 10-Q and expect to include in future filings, as determined necessary:

September 30, 2011
Commercial
	Commercial & Industrial		Commercial Real Estate - Other		Commercial Real Estate - Residential ADC		Specialized Lending
(Dollars in millions)
Pass	$	xxx	$	xxx	$	xxx	$	xxx
Special mention		xxx		xxx		xxx		xxx
Substandard-performing		xxx		xxx		xxx		xxx
Nonperforming		xxx		xxx		xxx		xxx

Total	$	xxx	$	xxx	$	xxx	$	xxx

Please note that these revised credit quality indicators are not more detailed than those previously disclosed, but are more consistent with the terminology outlined in regulatory guidance.

We advise the Staff that while we utilize current loan-to-value information in our evaluation of impaired loans, this information is maintained in the various individual loan files and is not included in the loan system. Accordingly, accumulating and presenting this information in our disclosures cannot be completed without undue burden and expense.

Stephanie L. Hunsaker

United States Securities and Exchange Commission

August 11, 2011

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Note 8. Loan Servicing, page 129

11.	Comment: Please revise your future filings to disclose all of the significant assumptions used to determine the fair value of your residential servicing rights. For example, while you have disclosed assumptions related to the discount rate, prepayment speed, and weighted average life, we were unable to locate assumption disclosure for anticipated credit losses. Similarly, please revise to disclose all of the significant assumptions used to estimate the fair value of your commercial servicing rights for the purposes of determining whether impairment has occurred. If the assumptions used for each different strata vary significantly, please provide this disclosure by individual strata or provide a weighted average assumption. Refer to ASC 860-50-50-2.

Response:

After reviewing our disclosure related to the significant assumptions used in determining the fair value of our residential mortgage servicing rights, we have concluded that all significant assumptions were appropriately reflected in prior filings. We understand that anticipated credit losses could potentially impact the valuation of our residential mortgage servicing rights as a result of increased costs associated with servicing delinquent and foreclosed loans, and increased prepayment speeds that may arise as a result of involuntary prepayments. However, as more fully described below, we have determined that anticipated credit losses do not have a material impact on the fair value of residential mortgage servicing rights and therefore would not be considered a significant assumption requiring disclosure in our filings.

We estimate that a 10% and 20% increase in servicing costs associated with delinquent and foreclosed loans, which are already modeled as being higher than our costs to service current loans, would result in a decrease in the fair value of our residential mortgage servicing rights of approximately $4 million and $7 million, respectively. In addition, we have concluded that an increase in anticipated credit losses would have a negligible impact on prepayment speed, as we believe that increased payment speed associated with involuntary repayments would largely be offset by a decrease in prepayment speed associated with a higher level of delinquencies. Finally, ancillary fee income related to delinquent loans (e.g. late fees) would partially offset a portion of the negative impact associated with increased servicing costs and higher prepayment speeds. After giving consideration to all of these factors, we concluded that anticipated credit losses would not be considered a significant assumption, and therefore believe that incremental disclosure is not warranted.

We also concluded that all significant assumptions used in determining the fair value of our commercial mortgage servicing rights were appropriately reflected in prior filings. Consistent with our conclusions related to the residential mortgage servicing portfolio, we do not believe that anticipated credit losses have a significant impact on our estimate

Stephanie L. Hunsaker

United States Securities and Exchange Commission

August 11, 2011

Page - 17 -

of the fair value of our commercial mortgage servicing rights. While we acknowledge some degree of variation in discount rates between strata within the commercial mortgage servicing portfolio, we believe our disclosure of the weighted average discount rate provides the financial statement user with appropriate insight into the portfolio in light of the relative size of our commercial mortgage servicing rights in relation to our consolidated financial statements.

12.	Comment: Additionally, we note that that you recognized a $138 million reduction in your residential mortgage servicing rights (MSRs) during 2010 and a $40 million increase in your MSRs during the first quarter of 2011. In future filings, please revise to discuss and separately quantify the factors driving the increases and decreases in fair value and to the extent the factors are offsetting, you should separately note and quantify those amounts. Additionally, please tell us and disclose in future filings whether you have made any assumptions regarding higher servicing costs, and if so, please quantify the amounts and disclose the specific periods the assumption changes were made.

Response:

In future filings, we will provide more specific disclosure of the impact that changes in assumptions have on the fair value of MSRs, as deemed necessary. For the second quarter of 2011, a $10 million decrease in the MSR value resulted from higher assumed servicing costs. Please refer to the following additional disclosure related to such higher servicing costs that we included in our Loan Servicing footnote on page 27 and page 91 of the Noninterest Income section of Management’s Discussion and Analysis in our June 30, 2011 Form 10-Q:

During the second quarter of 2011, management revised its servicing costs assumption in the valuation of residential mortgage servicing rights. The impact of this change was a $10 million reduction in the value of residential mortgage servicing rights.

13.	Comment: We note that you do not provide credit quality trends for those loans you service but have no continuing involvement. From your disclosure, it appears that these loans consist primarily of agency conforming fixed rate loans. Please revise your future filings to address the following:

•

Provide information similar to that disclosed in the table on page 129 for this servicing portfolio and explain how delinquency and default trends may impact the valuation of your mortgage servicing asset.

•

Clarify if these loans are serviced for more than one agency (GNMA, Fannie Mae, etc.) and if so, disclose whether unreimbursed servicing and foreclosure expenses vary by investor and servicing contract. If so, please revise your disclosure to separately present this information by investor and/or servicing contract.

Stephanie L. Hunsaker

United States Securities and Exchange Commission

August 11, 2011

Page - 18 -

Response:

On a historical basis, we have not presented metrics related to the asset quality of transferred financial assets based on the following factors:

•

As noted in our response to Comment #11, we believe that reasonably possible changes in costs to service delinquent and foreclosed loans would not have a significant impact on the fair value of our mortgage servicing asset.

•

We have limited loss exposure for loans we service but have no continuing involvement other than customary representations and warranties as evidenced by loan repurchases averaging less than $30 million per quarter over the last six quarters.

We believe that the disclosures reflected in prior filings provide investors with an appropriate level of insight into the risks associated with our transferred financial assets. As a result, we have concluded that the disclosure of asset quality metrics related to these assets is not warranted.

Notwithstanding this conclusion, our mortgage servicing portfolio is composed of loans that are being serviced for FNMA, FHLMC and GNMA and we have experienced varying unreimbursed servicing and foreclosure expenses for each investor. However, consistent with our previous conclusions related to the significance of servicing costs in determining the fair value of mortgage servicing rights, we have concluded that disaggregated disclosure of such information is not warranted.

Note 14. Income Taxes, page 139

14.	Comment: We note your disclosure on page 141 that in February 2010 you received an IRS statutory notice of deficiency for tax years 2002-2007 asserting a liability for taxes, penalties and interest of approximately $892 million which you have since paid in full, but continue to dispute. We also note that you have filed a lawsuit seeking a refund of the amount paid, and that you believe your current reserves for this matter are adequate, but the final outcome is uncertain. In future filings, please clarify the nature of the reserves you would have recorded for this matter in light of the fact that you have paid the balance the IRS assessed in full. Please clarify the entries and the corresponding amounts made to record the $892 million payment to the IRS and clarify whether you have recorded a receivable related to this transaction in your financial statements.

Stephanie L. Hunsaker

United States Securities and Exchange Commission

August 11, 2011

Page - 19 -

Response:

In February 2010, we received an IRS statutory notice of deficiency for tax years 2002-2007 asserting a liability for taxes, penalties and interest of approximately $892 million related to the disallowance of foreign tax credits and other deductions claimed by a subsidiary that was deconsolidated for tax purposes. As a matter of procedure, we paid the disputed tax, penalties and interest and filed a lawsuit seeking a refund in the U.S. Court of Federal Claims in March 2010. The payment of tax also served to limit potential exposure to incremental penalties and interest associated with this matter.

We had previously identified the foreign tax credits and deductions described above as an uncertain tax position that falls under the scope of ASC 740: Income Taxes. After examining the applicable tax law and considering all relevant facts and circumstances, we determined that it was more likely than not that this position would be sustained. Therefore, in accordance with the provisions of ASC 740-10-30-7, we recognized the associated tax benefit as the largest amount of tax benefit that is greater than 50% likely of being realized upon settlement with the taxing authority, and established a liability to reflect the unrecognized tax benefit associated with this uncertain tax position.

While we elected to pay the disputed tax, penalties and interest in March 2010 after receiving the statutory notice described above, such action was taken as a procedural matter and to also limit exposure to incremental penalties and interest, and by no means should be interpreted to represent the settlement of the tax position taken with respect to the foreign tax credits and related deductions. As a result, we determined that the accounting and disclosure related to this transaction, including the payment made to the IRS, falls under the scope of ASC 740. We continue to believe that the liability previously recognized represents the amount required to reflect this tax position in accordance with the provisions of ASC 740. We considered ASC 740-30-25-6 which states “An entity shall initially recognize the financial statement effects of a tax position when it is more likely than not, based on the technical merits, that the position will be sustained upon examination. The term more likely than not means a likelihood of more than 50 percent; the terms examined and upon examination also include resolution of the related appeals or litigation processes, if any.” As a result, the payment made to the IRS was netted against this liability, and the net amount has been reflected in the Other Assets line item of the consolidated balance sheet.

While we believe that all of the disclosure requirements reflected in ASC 740 related to this matter have been addressed, we acknowledge that certain changes to our disclosure would provide the financial statement user with a more transparent view of the accounting for this transaction. As a result, we intend to revise future filings to reflect the following changes:

In February 2010, BB&T received an IRS statutory notice of deficiency for tax years 2002-2007 asserting a liability for taxes, penalties and

Stephanie L. Hunsaker

United States Securities and Exchange Commission

August 11, 2011

Page - 20 -

interest of approximately $892 million related to the disallowance of foreign tax credits and other deductions claimed by a ~~deconsolidated~~ subsidiary in connection with a financing transaction. Management has consulted with outside counsel and continues to believe that BB&T’s treatment of this transaction was in compliance with applicable tax laws and regulations. However, as a procedural matter and in order to limit its exposure to incremental penalties and interest associated with this matter, BB&T paid the disputed tax, penalties and interest in March 2010, and filed a lawsuit seeking a refund in the U.S. Court of Federal Claims ~~in March 2010~~. BB&T recorded a receivable in Other Assets for the amount of this payment, less the reserve considered necessary in accordance with applicable income tax accounting guidance. Based on an assessment of the applicable tax law and the relevant facts and circumstances related to this matter, management has concluded that the amount of this reserve is adequate, although litigation is still ongoing. ~~Management believes the Company’s current reserves for this matter are adequate, although the final outcome is uncertain.~~ Final resolution of this matter is not expected to occur within the next twelve months.

Note 16. Commitments and Contingencies, page 146

15.	Comment: We note your disclosure on page 147 that merger and acquisition agreements occasionally include incentives to the acquired entities to offset the loss of future cash flows previously received through ownership positions. Your disclosure notes that these incentives are typically based on the acquired entity’s contribution to BB&T’s earnings compared to the agreed upon amounts. Finally, your disclosure notes that because certain provisions of these agreements do not specify dollar limitations, you are unable to quantify the maximum exposure related to these agreements. However, it would appear that you could provide additional information about these agreements to provide some indication as to the potential significance of the required payments. For example, it would appear you could disclose the number of these agreements that currently exist, the key terms and parameters by which a payout would be required, how large historical payouts have been, or, if true, a disclosure that you do not believe payments required under these agreements would have a material effect on your results of operations, financial position or cash flows. Please advise, or revise your future filings to provide the additional disclosures.

Response:

We advise the Staff that payouts under these agreements were $2 million, $9 million and $8 million for 2009, 2010 and year to date 2011, respectively. We have revised the

Stephanie L. Hunsaker

United States Securities and Exchange Commission

August 11, 2011

Page - 21 -

Commitments and Contingencies footnote on page 36 in our Form 10-Q for the quarterly period ended June 30, 2011 as follows:

Merger and acquisition agreements of businesses other than financial institutions occasionally include additional incentives to the acquired entities to offset the loss of future cash flows previously received through ownership positions. Typically, these incentives are based on the acquired entity’s contribution to BB&T’s earnings compared to agreed-upon amounts. When offered, these incentives are typically issued for terms of three to five years. As certain provisions of these agreements do not specify dollar limitations, it is not possible to quantify the maximum exposure resulting from these agreements. However, based on recent payouts and current projections, any payments made in relation to these agreements are not expected to be material to BB&T’s results of operations, financial position or cash flows.

Note 19. Fair Value Disclosures, page 153

16.	Comment: We note your disclosure on page 158 that you recorded $496 million in valuation adjustments related to your foreclosed real estate. Given the significance of the valuation adjustments as compared to the balance of foreclosed real estate at both December 31, 2010 and 2009, please revise future filings to disclose the following:

•

Revise your disclosures on page 75, or elsewhere as appropriate, to discuss the reasons for this trend, particularly in light of the fact that the loans where foreclosure is probable would appear to have the same measurement basis (fair value less costs to sell) as the foreclosed real estate.

•

Discuss whether you obtain appraisals for these properties at or near transfer. If so, describe how often you update these appraisals. If not, disclose how you determine the appropriate fair value of these properties upon transfer. Clearly explain how you monitor changes in the value of real estate when determining whether to record a write down.

•	Disclose the average amount of time these properties remain in your foreclosed real estate inventory. If this time varies by portfolio type, please provide this disclosure for each portfolio.

Response:

We have revised the Fair Value Disclosures footnote on page 45 in our Form 10-Q for the quarterly period ended June 30, 2011 to reflect the following disclosures related to foreclosed property valuation adjustments:

Stephanie L. Hunsaker

United States Securities and Exchange Commission

August 11, 2011

Page - 22 -

BB&T may be required, from time to time, to measure certain other financial assets at fair value on a nonrecurring basis. Assets measured at fair value on a nonrecurring basis for the periods ended June 30, 2011 and December 31, 2010 that were still held on the balance sheet at June 30, 2011 and December 31, 2010 totaled $2.0 billion. The June 30, 2011 amount consists of $776 million of impaired loans, excluding covered loans, and $1.2 billion of foreclosed real estate, excluding covered foreclosed real estate, that were classified as Level 3 assets. The December 31, 2010 amount consists of $705 million of impaired loans, excluding covered loans, and $1.3 billion of foreclosed real estate, excluding covered foreclosed real estate, that were classified as Level 3 assets. During the three months ended June 30, 2011 and 2010, BB&T recorded $119 million and $256 million, respectively, in losses related to write-downs of impaired loans and $85 million and $193 million, respectively, in losses related to write-downs of foreclosed real estate. For the six months ended June 30, 2011 and 2010, BB&T recorded $222 million and $415 million, respectively, in losses related to write-downs of impaired loans and $171 million and $318 million, respectively, in losses related to write-downs of foreclosed real estate. These write-downs ~~are generally based on the appraised value of the underlying collateral.~~ include periodic revaluations of the collateral underlying impaired loans and foreclosed real estate. The periodic revaluations are generally based on the appraised value of the property. BB&T’s policies require that valuations be updated at least annually and that upon foreclosure, the valuation must not be aged greater than six months old, otherwise an updated appraisal is required.

Beginning on page 93, we have revised the Management’s Discussion and Analysis related to Noninterest Expense in our Form 10-Q for the quarterly period ended June 30, 2011 to reflect the following disclosures related to foreclosed property valuation adjustments:

Foreclosed property expenses include the gain or loss on sale of foreclosed property, valuation adjustments resulting from updated appraisals, and the ongoing expense of maintaining foreclosed properties. Foreclosed property expense for the three months ended June 30, 2011 totaled $145 million compared to $240 million for the second quarter of 2010. For the first six months of 2011, foreclosed property expense totaled $288 million, compared to $418 million for the first six months of 2010. The decline in 2011 was largely due to decreased losses and write-downs on foreclosed properties as property values began stabilizing. BB&T’s inventory of foreclosed property has decreased $252 million, or 17.6%, since June 30, 2010 as a result of management’s nonperforming asset disposition strategy.

Stephanie L. Hunsaker

United States Securities and Exchange Commission

August 11, 2011

Page - 23 -

Beginning with the September 30, 2011 Form 10-Q, we intend to provide additional discussion in Management’s Discussion and Analysis related to the age of foreclosed property, differentiating between portfolio types as deemed appropriate. The discussion is expected to be similar to the following:

Foreclosed real estate, excluding amounts covered under FDIC shared loss agreements, totaled $XX billion at September 30, 2011. Foreclosed real estate includes land and lots, which totaled $XXX million and had been held for approximately XX months on average. The remaining foreclosed real estate of $XXX million, which is primarily 1-4 family residential properties and commercial retail real estate, had an average holding period of X months.

Note 22. Operating Segments, page 165

17.	Comment: You disclose that you allocate an economic provision for loan losses to each segment based on management’s assessment of the segment’s credit risk. You also disclose that the economic provision is determined based on an expected loss model with any over/under recorded in the Parent/Reconciling Items segment. Please revise future filings to disclose why the reconciling adjustment for the period ended December 31, 2010 was only $71 million and at March 31, 2011 was only $1 million given the differences between an incurred loss model and an expected loss model. Revise to disclose the reasons for trends in this adjustment over time.

Response:

As indicated in Note 22 to our 2010 consolidated financial statements, segment results are prepared using an internal reporting system that reflects policies that have been designed to assist management in planning and measuring the operating activities of the Company. Note 22 also states that the policies underlying the internal reporting system are subject to change based on changes in the organizational structure or as a result of other changes in allocation methodologies that are designed to provide management with more meaningful information upon which to base decisions regarding the allocation of the Company’s resources. As more fully described below, the Company’s process related to the allocation of the economic provision between operating segments has been enhanced as management has attempted to strike the right balance between providing meaningful financial information at the operating segment level, while at the same time maintaining a link between the operating performance of the operating segments and the consolidated operating performance of the Company.

Stephanie L. Hunsaker

United States Securities and Exchange Commission

August 11, 2011

Page - 24 -

In periods prior to 2011, the process for allocating the economic provision between operating segments was based in part on an evaluation of each segment’s expected credit losses, recognized over the effective lives of the underlying loans and leases. This approach was designed to provide management with the means to evaluate whether a respective segment’s loan pricing was sufficient given the risk associated with its loan and lease portfolio. However, we also recognized that the operating performance of our segments should be consistent with the performance of BB&T as a whole, and as a result the expected loss factors were adjusted to reduce the portion of the provision that otherwise would be reflected in the “Parent/Reconciling Item” column. We acknowledge that the description of the process related to the economic provision reflected in our Annual Report on Form 10-K for the year ended December 31, 2010 could be enhanced to provide a more thorough and clear understanding of the process to the financial statement reader.

During the first quarter of 2011, the process related to allocating the economic provision between the operating segments was refined in order to minimize the unallocated provision reflected in the “Parent/Reconciling Item” column. This refinement more closely replicates the GAAP-basis provision and gives greater consideration to loan growth, net charge-off’s and reserve rate changes for the various loan portfolios. As a means of providing the financial statement user with a more complete understanding of the process related to the economic provision, we revised the Operating Segments footnote disclosure on page 54 in our Form 10-Q for the quarterly period ended June 30, 2011, and will revise future filings as deemed necessary to reflect a more complete description of the process as indicated below:

Allocation methodologies are subject to periodic adjustment as the internal management accounting system is revised and business or product lines within the segments change. Also, because the development and application of these methodologies is a dynamic process, the financial results presented may be periodically revised. During the first quarter of 2011, we refined the process related to allocating the economic provision between the Company’s operating segments. This process refinement was designed to achieve a higher degree of correlation between the economic provision and the GAAP basis provision at the segment level, while at the same time providing management with a measure of operating performance that gives appropriate consideration to the risks inherent in each of the Company’s operating segments.

18.

Comment: You disclose on page 166 that capital is allocated to each segment based on management’s assessment of the inherent risks associated with the segment. You also state that capital assignments are not equivalent to regulatory capital guidelines, and the total amount assigned to all segments typically varies from total consolidated shareholders’ equity. Please tell us how

Stephanie L. Hunsaker

United States Securities and Exchange Commission

August 11, 2011

Page - 25 -

much the total capital allocations vary from consolidated shareholders’ equity and whether the amounts are typically higher or lower than consolidated shareholders’ equity. Please also clarify whether these capital allocations to your segments serve as the carrying value of your reporting units for purposes of your goodwill impairment tests, and if so, how you considered the fact that the total carrying values of your segments’ capital may be in excess or lower than total stockholders’ equity and thus may impact the goodwill impairment test.

Response:

As indicated in Note 22 to our 2010 consolidated financial statements, the overall objective of the internal reporting system is to assist management in planning and measuring the operating activities of the Company. As a means of achieving that objective, we developed a process related to the allocation of economic capital based on management’s assessment of the inherent risks associated with each segment. This process, which is largely based on the application of economic capital factors to instrument-level positions, portfolios and income statement elements, consistently results in allocated economic capital that is lower than consolidated shareholders’ equity.

While the economic capital allocations are considered in determining the carrying value of certain reporting units, these allocations are not used in isolation to determine the carrying value of reporting units for purposes of goodwill impairment testing. We determine the carrying value associated with our reporting units in one of two ways; (1) to the extent that a reporting unit reflects a discrete level of capital (as indicated by a trial balance maintained on a stand-alone basis), the book value of that reporting unit’s stockholder’s equity is considered indicative of the carrying value of that reporting unit; and (2) to the extent that a reporting unit does not reflect a discrete level of capital, we estimate an allocated capital amount as more fully described below.

Once all reporting units with discrete capital levels have been identified, such discrete capital is deducted from BB&T’s consolidated stockholders’ equity as of the date of the goodwill impairment analysis to identify the total capital that is considered allocable to the remaining reporting units. The allocable capital balance is allocated to the remaining reporting units on a proportional basis, based on the allocated economic capital for all reporting units that do not have discrete levels of capital. In performing this allocation, any amount of economic capital previously allocated to the treasury group is disregarded, such that the allocable capital amount is only allocated to the remaining reporting units.

While treasury has been identified as a segment of the Company, we believe that it is appropriate to allocate treasury’s economic capital to the Company’s other reporting units. This determination was based on the fact that (1) treasury generates limited third-party revenues, (2) treasury acts as a financing/cash management support unit for all operating units, and (3) the treasury reporting unit has no goodwill allocated to it. We note that the decision to exclude treasury from the allocation described above results in a more conservative estimate of the allocable capital balance attributable to the remaining reporting units of the Company.

Stephanie L. Hunsaker

United States Securities and Exchange Commission

August 11, 2011

Page - 26 -

We believe that the process described above results in a reasonable estimation of the carrying value of all reporting units identified by us, as indicated by the fact that the carrying value of all reporting units is equal to our consolidated shareholders’ equity as of the goodwill impairment testing date.

Form 10-Q for the Quarter Ended March 31, 2011

Consolidated Financial Statements

Note 2. Securities, page 8

19.	Comment: We note your presentation of certain non-investment grade securities with significant unrealized losses that are not covered by a loss sharing arrangement as of March 31, 2011. We also note that you presented similar information for certain of these securities on page 118 of your 2010 Form 10-K, including columns related to the expected underlying collateral losses and benefit of subordination. In future filings, please either include this additional information, or state that there is no subordination remaining for the class of securities you hold.

Response:

In connection with the preparation of our Form 10-Q for the quarter ended March 31, 2011, we concluded that the presentation of expected underlying collateral losses and benefit of subordination no longer provided the financial statement user with meaningful insight into the accounting for the non-investment grade securities with significant unrealized losses. While such information provided financial statement users with some insight into the factors that were considered in determining that a significant portion of unrealized losses were unrelated to credit in the past, as the significance of the losses related to credit increased, we concluded that the benefit of providing detailed information related to expected collateral losses and benefits of subordination had decreased. In addition, we believe the benefit of subordination is more relevant to securities that have not recognized credit impairment and we have recognized credit impairment on all of the securities presented.

In lieu of providing such information, we determined that it would be more meaningful to reflect the credit losses recognized at the security level, such that the financial statement user could evaluate the significance of these recognized losses in relation to the unrealized losses on these securities at the balance sheet date. We believe that our narrative disclosure related to the methodology used to differentiate between credit and

Stephanie L. Hunsaker

United States Securities and Exchange Commission

August 11, 2011

Page - 27 -

non-credit related impairment, in conjunction with the information described above, provides the financial statement user with appropriate insight into this process. As a result, we have concluded that the continued presentation of expected collateral losses and benefit of subordination is not warranted.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 52

Table 3 – Allocation of Allowance for Loan and Lease Losses by Category, page 64

20.	Comment: We note per your disclosure on page 64 that the amount of the allowance allocated to commercial loans has been reduced from $1.5 billion at December 31, 2010 to $1.4 billion at March 31, 2011. We also note per page 66 that your levels of non-performing commercial loans have increased significantly from $1.4 billion at December 31, 2010 to $1.7 billion at March 31, 2011, and that performing troubled debt restructurings have decreased from $657 million at December 31, 2010 to $478 million at March 31, 2011. Please revise future filings to disclose how you have considered these trends and how this information impacted your determination of the appropriate level of allowance for loan losses for these loans.

Response:

We believe our allowance for loan and lease loss methodology gives appropriate consideration to the entire loan portfolio activity and performance, of which the nonperforming loan and performing troubled debt restructurings are components. The allowance as a percent of the recorded investment applicable to nonperforming loans and restructured loans increased from 11.2% at December 31, 2010 to 12.2% at March 31, 2011; however, this allowance increase was more than offset by improvements in migration trends and risk grade mix causing the aggregate allocated allowance to decrease at March 31, 2011 compared to December 31, 2010. We will include a discussion to describe the relationship between the allowance and nonperforming loans and performing restructurings similar to the above in future filings as appropriate.

Table 4-1 Asset Quality Analysis, page 65

21.

Comment: We note per your table on page 66 that performing troubled debt restructurings have steadily decreased each quarter since June 30, 2010 from a high of $1.9 billion at June 30, 2010 to $1.3 billion at March 31, 2011. We also note that per footnote three to this table, nonperforming troubled debt restructurings have stayed relatively stable at about $480 million at each quarter end since June 30, 2010. Please revise your future filings to discuss the

Stephanie L. Hunsaker

United States Securities and Exchange Commission

August 11, 2011

Page - 28 -

factors driving the steady decrease in performing troubled debt restructurings each period. Please also revise future filings to discuss when and how restructured performing loans are removed from the performing troubled debt restructurings category. To the extent that a significant amount are removed from this category since the rate provided at the time of the troubled debt restructuring was a market rate, please state that fact, and quantify the amount of loans meeting this criteria.

Response:

We will revise future filings to disclose certain additional information related to performing troubled debt restructurings. Please refer to the following additional disclosure that we included in Management’s Discussion and Analysis regarding Asset Quality on pages 79 and 80 in our Form 10-Q for the quarterly period ended June 30, 2011 and expect to include in future filings as determined necessary:

Troubled debt restructurings (“restructurings”) generally occur when a borrower is experiencing, or is expected to experience, financial difficulties in the near-term. As a result, BB&T will work with the borrower to prevent further difficulties, and ultimately to improve the likelihood of recovery on the loan. To facilitate this process, a concessionary modification that would not otherwise be considered may be granted resulting in classification of the loan as a restructuring. Restructurings can involve loans remaining on nonaccrual, moving to nonaccrual, or continuing on accruing status, depending on the individual facts and circumstances of the borrower. In circumstances where the restructuring involves charging off a portion of the loan balance, BB&T typically classifies these restructurings as nonaccrual. With respect to commercial restructurings, an analysis of the credit evaluation, in conjunction with an evaluation of the borrower’s performance prior to the restructuring, are considered when evaluating the borrower’s ability to meet the restructured terms of the loan agreement. Restructured nonaccrual loans may be returned to accrual status based on a current, well-documented credit evaluation of the borrower’s financial condition and prospects for repayment under the modified terms. This evaluation must include consideration of the borrower’s sustained historical repayment performance for a reasonable period (generally a minimum of six months) prior to the date on which the loan is returned to accrual status. Sustained historical repayment performance for a reasonable time prior to the restructuring may be taken into account. Performing restructurings may be removed from being reported as restructurings upon meeting certain criteria. The credit must perform in accordance with the modified terms (generally a minimum of six months), must be reported as a restructuring over a year end reporting period and the interest rate on the modified credit must have been a market rate at the date of modification.

Stephanie L. Hunsaker

United States Securities and Exchange Commission

August 11, 2011

Page - 29 -

BB&T’s performing restructured loans, excluding government guaranteed mortgage loans, totaled $1.2 billion at June 30, 2011, a decrease of $298 million, or 20.2%, compared with December 31, 2010. ~~For commercial loans, performing restructured loans declined $179 million from December 31, 2010 to March 31, 2011.~~ For the six months ended June 30, 2011, commercial performing restructured loan inflows totaled $78 million. These inflows were offset by $377 million in outflows. The majority of BB&T’s commercial lending loan modifications that are considered restructurings involve an extension of the term of the loan without a corresponding adjustment to the risk premium reflected in the interest rate. BB&T does not typically lower the interest rate and rarely forgives principal or interest as part of a commercial loan modification. In addition, BB&T frequently obtains additional collateral or guarantor support when modifying such loans.

We advise the Staff that, to date, there has been an insignificant amount of loans that have been removed from the performing troubled debt restructurings category since the rate provided at the time of the troubled debt restructuring was at a market rate and sufficient time has passed. Reasons for the reduction in troubled debt restructurings include principal payments received, subsequent modifications with terms that do not contain concessions, note sales and short sales, among other reasons. As noted in our response to Comment #5, we intend to include additional specificity regarding the outflows in future filings.

If you have any questions or need additional information, you may contact me at (336) 733-3913 or Michael L. Nichols, Sr. Vice President and External Reporting Manager, at (336) 733-3079. Thank you.

Sincerely,

/s/ Cindy B. Powell

Cindy B. Powell

Executive Vice President and Corporate Controller

cc: Kelly S. King, Chairman and Chief Executive Officer

      Daryl N. Bible, Chief Financial Officer